May 23, 2025

VIA EDGAR TRANSMISSION

Deborah O’Neal, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Grandeur Peak Global Trust, File Nos. 333-269914 and 811-23852 (“Registrant”)

Dear Ms. O’Neal:

On March 17, 2025, the Registrant, on behalf of its proposed series, Grandeur Peak International Contrarian Fund (the “Fund”), filed an registration statement under the Securities Act of 1933 on Form N-1A. On April 30, 2025 you provided comments to the amended registration statement. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Comment 1: Please supplementally provide a completed Fee Table and Example. Be sure to include a footnote to the Fee Table that “Other Expenses” are estimated.

Response: The completed Fee Table and Example are shown below:

Shareholder Fees (fees paid directly from your investment)	Institutional Shares
Redemption Fee (as a percentage of or amount redeemed within 60 days of purchase)	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Distribution and service (12b-1) fees	0.00%
Other Expenses(1)	0.53%
Total Annual Fund Operating Expenses	1.53%
Fee Waiver and Expense Reimbursement(2)	(0.18)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	1.35%

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Deborah O’Neal, Esq.

May 23, 2025

(1)       Estimated for the current year.

(2)       Grandeur Peak Global Advisors, LLC (the “Adviser”), has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement (excluding acquired fund fees and expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) to 1.35% of the Fund’s average daily net assets for the Fund’s Institutional Class Shares. This agreement (the “Expense Agreement”) is in effect through September 1, 2026. The Adviser will be permitted to recapture expenses it has borne through the Expense Agreement to the extent that the Fund’s expenses in later periods fall below annual rates set forth in the Expense Agreement; provided, however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. Notwithstanding the foregoing, the Fund will not pay any such deferred fees and expenses more than three years after the date on which the fee and expenses were deferred. The Expense Agreement may not be terminated or modified prior to September 1, 2026, except with the approval of the Trust’s Board of Trustees.

EXAMPLE

This example helps you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your cost would be:	1 Year	3 Years
Institutional Shares	$137	$447

Comment 2: Please reconcile the Item 4 principal investment strategy disclosure that the “Fund invests primarily in foreign small and micro-cap companies” with the Item 9 principal investment strategy disclosure that “the Fund invests primarily in foreign and domestic small and micro-cap companies.”

Response: The Registrant will amend its Item 9 disclosures to match its Item 4 disclosure that the “Fund invests primarily in foreign small and micro-cap companies.”

Comment 3: Will the Fund invest in mid-cap companies as a principal investment strategy?

Response: The Registrant has confirmed with the adviser that investment in mid-cap companies is not a principal investment strategy of the Fund. The Registrant has deleted “Mid-Cap Company Stock Risk” from its principal investment risk disclosures.

Comment 4: Does the Fund intend to invest in contingent convertible securities? If so, please explain supplementally the extent to which it intends to do so.

Response: The Registrant has confirmed that the Fund does not intend to invest in contingent convertible securities.

Comment 5: Footnote 42 to Rule 35d-1 states in relevant part: “The terms ‘international’ and ‘global,’ however, connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the

Deborah O’Neal, Esq.

May 23, 2025

world. See Proposing Release, supra note 7, at 10960 n.38 and accompanying text.” Please consider revising the Fund’s disclosures to state that the Fund anticipates investing in securities that are tied to “a number of” countries or to “multiple” countries to be consistent with this footnote.

Response: The Registrant has amended its Item 4 disclosures to state the following:

Strategic Focus

The Fund invests primarily in foreign small- and micro-cap companies. Under normal market conditions, the Adviser invests the Fund’s assets primarily in equity securities ~~(including common stock, preferred stock, and securities convertible into common stock)~~ of foreign companies with market capitalizations of less than $5 billion at the time of purchase.

The Fund primarily invests in companies which ~~the Adviser believes are trading at particularly attractive valuations relative to their long-term potential. The companies~~ typically fall into one of these categories at the time or purchase:

•	“Core Contrarian”—what the Adviser believes to be best-in-class growth companies, but which are part of a currently out-of-favor industry, sector, or geography.

•	“Fallen Angels”—high quality growth companies that the Adviser believes have hit a temporary setback relative to their long-term growth potential.

•	“Undiscovered Gems”—smaller growth companies that the Adviser believes are undervalued because they are lesser known, have high product or client concentration, or are otherwise not well understood yet by the market.

The Fund may also invest in companies that do not fit into one of these three categories, but which the Adviser believes are trading at attractive valuations with potential returns consistent with the objective of the Fund. The Fund may invest in early-stage companies and Initial Public Offerings (IPOs).

The Fund invests a significant portion of its total assets (at least 80% under normal market conditions) at the time of purchase in securities issued by companies that are economically tied to a number of countries outside the United States. The Adviser considers a company to be economically tied to a country if at least one of the following attributes exists: the company (1) is organized in such country, (2) is headquartered in such country, (3) has its primary stock exchange listing in a

Deborah O’Neal, Esq.

May 23, 2025

market located in such country, or (4) during the company’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in such country or has at least 50% of its assets in such country. The Fund may invest a significant amount of its total assets (up to 50% under normal market conditions) at the time of purchase in securities issued by companies that are economically tied to emerging and frontier markets. Emerging and frontier markets are those countries currently excluded from the MSCI World Index of developed markets.

Analytical Approach

The Adviser uses a process of quantitative screening of the financial trends and health of each company in its investment universe, followed by “bottom up” fundamental analysis to identify value-based investment opportunities. This fundamental analysis generally includes a study of the company’s financial performance, its management, its competitors, its industry, its competitive advantage, its governance and policies, the geographic region(s) to which it is economically tied, and talking with the management team. In performing such analysis, the Adviser seeks to evaluate each company’s long-term potential. The Adviser also travels on an as-needed basis to visit companies and expects to speak directly with senior management.

The Adviser incorporates the results of this analysis into its overall decision-making but does not necessarily include or exclude a particular company solely based on the Adviser’s assessment of any single criterion.

~~The Fund may also invest in companies that do not fit into one of these three categories, but which the Adviser believes are trading at attractive valuations with potential returns consistent with the objective of the Fund. The Fund may invest in early-stage companies and Initial Public Offerings (IPOs).~~

The Adviser directs the Fund to invest in what it believes to be the most attractive investments available without regard to benchmark weightings in regions, countries, or industries. The Adviser may significantly shift Fund assets between asset classes, sectors and geographic regions based on where it believes the best long-term opportunities and valuations currently exist. The Fund may invest a significant percentage of its assets in a few sectors (e.g., the financials sector or technology sector) or regions (e.g., Europe or Asia).

Deborah O’Neal, Esq.

May 23, 2025

Comment 6: If the Fund is aware now to which sector it is most likely to be exposed, please identify that sector in the principal investment strategy disclosures and add corresponding principal investment risk disclosure.

Response: The Registrant refers to its response to Comment 5.

The Registrant has further added “Financial Sector Risk” to the Fund’s principal investment risk disclosures.

Comment 7: Consider expanding “Limited History of Operations Risk” to include other risks associated with new funds.

Response: The Registrant has amended its disclosures to the state the following:

Limited History of Operations Risk. The Fund has only recently commenced operations and therefore has no ~~a limited~~ history ~~of operations~~ for investors to evaluate. There can be no assurance that the Fund will grow to or maintain an economically viable size.

Comment 8: Please identify supplementally which broad-based market index the Fund intends to use as its primary benchmark.

Response: The Registrant has confirmed with the adviser that the Fund intends to use the MSCI ACWI IMI ex-US Index as its primary benchmark.

Comment 9: The Fund’s Item 9 principal investment strategy and risk disclosures are largely identical to that of its Item 4 principal investment strategy and risk disclosures. Item 4 is intended to be a summary of the Fund’s Item 9 disclosures. Please consider revisions to the Fund’s disclosures consistent with this layered approach.

Response: The Registrant refers to its response to Comment 5.

Comment 10: In the Table of Risks in the Fund’s Item 9 disclosure, please reconcile “Sector Concentration Risk” with the “Sector Exposure Risk” as used in the Fund’s Item 4 disclosures.

Response: The Registrant has amended its disclosures to reflect “Sector Exposure Risk” consistently throughout the registration statement.

Deborah O’Neal, Esq.

May 23, 2025

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser